Exhibit 99.1

Vermilion Energy Trust Announces Canadian Resource Play Success

CALGARY, Alberta--(BUSINESS WIRE)--June 3, 2010--Vermilion Energy Trust (VET.UN – TSX) is pleased to announce 100% success in its Cardium light oil and liquids-rich natural gas drilling programs in Alberta. The significant scope of these resource plays will provide Vermilion with a rich source of organic production growth for the foreseeable future.

BACKGROUND

Vermilion’s Canadian operations are focused on Cardium light oil and liquids-rich natural gas development centered in the West Pembina and Drayton Valley regions of north central Alberta. Since late 2009, participation in land sales, swaps and small acquisitions has expanded Vermilion’s prime Cardium land inventory from 121 net sections to approximately 150 net sections. This significant land position is expected to support more than 426 net locations in the West Pembina Cardium fairway including at least 15 net Cardium light oil horizontal wells to be drilled in 2010. Vermilion expects to increase its drilling activity to between 30 and 40 Cardium light oil wells in 2011.

Vermilion’s liquids-rich gas program has an inventory of more than 120 net locations identified for horizontal drilling, and will see nine gross (6 net) wells drilled in 2010, including four horizontal wells (2.5 net). These wells are targeting Ellerslie and Notikewin formations that deliver 40 to 60 barrels of high value liquids per million cubic feet of gas production providing strong economics even at current gas price levels.

RESULTS TO DATE

Vermilion has drilled five Cardium wells to date, four have been completed and three have been tied-in and producing in excess of 30 days, post the recovery of all fracture treatment fluids. All completed wells were treated with 18 stage oil fracs containing 20 tonnes of sand. The Cardium program has benefited from strong operational performance to date with a total of 70 of the 72 fracs successfully placed during completion of the first four wells. The wells are roughly 1,800 metres deep, with horizontal legs ranging from 1,250 to 1,500 meters. All the wells encountered significant accumulations of oil bearing, clean sandstones estimated to be approximately 8 metres thick. The average 30 calendar day production for the first three wells, post recovery of the hydrocarbons used in the fracturing process, is approximately 440 boe/d per well, with individual well averages ranging from 366 boe/d to 537 boe/d. Production from these wells is approximately 90% light oil and 10% associated gas with no water production. The fourth well was recently completed and initial results appear in-line with those of the first three wells. The fifth well is anticipated to be completed in early June. Vermilion believes the geological deposition characteristics in West Pembina will provide for highly repeatable results for this play going forward, and plans to double its level of activity in the area for 2011.

Vermilion also participated in two horizontal conventional Notikewin gas well completions in the first quarter of 2010, with optimized 30-day average gross production rates of approximately of 4.0 mmcf/d of natural gas and between 160 and 200 bbl/d of natural gas liquids per well. Vermilion has currently identified an inventory of 26 net additional horizontal conventional Notikewin prospects.

Vermilion plans to drill and complete its first horizontal Ellerslie well using slickwater frac technology late in the third quarter of 2010. Vermilion has previously completed a vertical Ellerslie well using slickwater frac technology achieving optimized 30-day average production rates of approximately 430 boe/d comprised of 2.0 mmcf/d and 100-120 bbl/d of natural gas liquids. The application of slickwater frac technology to multistage horizontal completions is expected to yield similarly strong performance gains to those achieved with the successful vertical well completion. Vermilion has an identified inventory of more than 40 net horizontal Ellerslie drilling opportunities.

Vermilion is in the early stages of evaluating the development potential of an emerging unconventional Notikewan resource play through application of horizontal drilling and multi-stage slickwater fracturing techniques. To date, the play has been tested using two operated vertical slickwater fracs and one non-operated horizontal completion. Vermilion has current plans to further test and de-risk the play with an additional two to four vertical recompletions and one operated horizontal completion during the coming winter drilling season. Vermilion has currently identified 54 Notikewan resource prospects in the West Pembina region.

GUIDANCE

Based on these initial results and the strength of Vermilion’s ongoing operations, average production guidance for 2010 has been increased to a range of 31,000 to 32,000 boe/d with an exit rate of between 33,000 and 34,000 boe/d, depending on the timing of completion and tie-in of new wells.

For additional information on these and other Vermilion activities, Vermilion invites investors to participate in the webcast of today’s Investor Day presentations. The webcast will begin at 8:00 a.m. MST on June 3, 2010. Please visit Vermilion’s website at http://www.vermilionenergy.com/ir/eventspresentations.cfm for a full agenda and to access the URL for the webcast and presentation slides. It is recommended that users access the webcast at least 10 minutes prior its scheduled start time. If you are unable to listen to the live webcast, an archive of the day’s presentations will be available within 24 hours of the event and will be available on Vermilion’s website for approximately 90 days.

Vermilion is an oil leveraged producer that adheres to a value creation strategy through the execution of full cycle exploration and production programs focused on the acquisition, exploration, development and optimization of producing properties in Western Canada, Western Europe and Australia. Vermilion targets 5% annual growth in production and reserves per unit through the exploitation of conventional resource plays in western Canada, including Cardium light oil and liquids rich natural gas, the exploration and development of high impact natural gas opportunities in the Netherlands and through drilling and workover programs in France and Australia. Vermilion also expects to realize a material increase in both production and fund flows at the onset of production from the Corrib gas field in Ireland which is currently projected to occur towards the end of 2012. This growth, combined with an attractive yield, is expected to generate strong positive returns for investors. Management and directors of the Trust hold approximately 9% of the outstanding units and are dedicated to consistently delivering superior rewards for all its stakeholders. Vermilion Energy Trust trades on the Toronto Stock Exchange under the symbol VET.UN and over-the-counter in the U.S. under the symbol VETMF.

FORWARD-LOOKING INFORMATION

This press release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "objective", "ongoing", "may", "will", "project", "should", "believe", "plans", "intends" and similar expressions are intended to identify forward-looking information or statements.

Since forward-looking statements and information address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this press release concerning these times. The forward-looking statements and information contained in this press release are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

BOE’s may be misleading, particularly if used in isolation.. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONTACT:
Vermilion Energy Trust
Paul Beique, 403-269-4884
Vice President Capital Markets
Fax: 403-264-6306
IR Toll Free: 1-866-895-8101
www.vermilionenergy.com